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
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   FORM 4                                     U. S. SECURITIES AND EXCHANGE COMMISSION
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                                                       Washington, D.C. 20549
Check this box if no  [_]

longer subject to
Section 16.  Form 4                      ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
or Form 5 obligations may continue.
See Instruction 1(b)

            Filed pursuant to Section 16 (a) of the Securities Exchange Act of 1934, Section 17 (a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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
1.  Name and Address of Reporting Person  2. Issuer Name and Ticker or Trading Symbol 6. Relationship of Reporting Person to Issuer
Levin           David            G.       LNR Property Corporation / LNR                       (Check all applicable)
-----------------------------------------
 (Last)        (First)        (Middle)    3. IRS Identification    4. Statement for   _____  Director          ___  10% Owner
                                             Number of                  Month/Year    __X__  Officer (give     ___  Other (specify
       760 N.W. 107th Avenue                                                                      title below)               below)
-----------------------------------------    Reporting Person, if          Jul-02
              (Street)                                             ------------------
                                             an entity             5.  If Amendment,  Vice President
Miami            FL             33172                                                 ----------------------------------------------
-----------------------------------------    (voluntary)           Date of Original   7. Individual of Joint/Group Filing
 (City)        (State)          (Zip)                              (Mo./Yr.)          __X__  Form filed by One Reporting Person
                                                                                      _____  Form filed by More than One Reporting
                                                                                             Person
                                          ------------------------------------------------------------------------------------------
                                               Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.  Title of Security      2. Trans-      3. Transaction Code      4.  Securities     5. Amount of     6. Ownership    7. Nature of
    (Instr. 3)                saction        (Instruction 8)       Acquire (A) or        Securities       Form: Direct    Indirect
                              Date                                  Disposed of (D)      Beneficially     (D) or          Beneficial
                                                                     (Instr. 3, 4,       Owned at End     Indirect
                                                                        and 5)            of Month
                                          -------------------------------------------
                              (Mo/Day/Yr)       Code / V           Amount / A or D /     (Instr. 3 and    (Instr. 4)      Owner (4)
                                                                         Price                 4)
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Common Stock                      N/A               N/A                    N/A                  364            I       By Savings
                                                                                                                       Plan
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Common Stock                   07/26/02              P                1,000 / (A) /           1,000            I       By Spouse's
                                                                         $29.75                                        Pension Fund
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Common Stock                      N/A               N/A                    N/A               23,967            D
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Restricted Common Stock (1)       N/A               N/A                    N/A               37,500            D
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)

(1) Represents shares of restricted stock. The shares vested with respect to one-quarter of the total number of shares on January 19, 2002 (50,000), and the remainder will vest on each of January 19, 2003, January 19, 2004 and January 19, 2005 to the extent of one-quarter of the total number of shares.

FORM 4 (continued)     Table II Derivative Securites Acquired, Disposed of,
                                       or Beneficially Owned
                   (e.g. puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security     2. Conver-       3. Transac-      4. Transac-       5. Number of                  6. Date
   (Instr. 3)                          sion or          tion Date        tion Code         Derivative               Exercisable
                                       Exercise         (Month/Day       (Instr. 8)        Securities                 and Exp-
                                       Price of         Year)                              Acquired                 iration Date
                                       Deriv-                                              (A) or                    (Month/Day
                                       ative                                               Disposed of                 Year)
                                       Security                                            (D)
                                                                                          Instr. 3,4,5

                                                                         Code / V           (A)   (D)              Exer/Expir.
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
Common Stock Options                     12.32            N/A              N/A                      N/A        10-31-97 / 08-08-03
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Common Stock Options                      9.92            N/A              N/A                      N/A        10-31-97 / 12-22-04
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Common Stock Options                   24.8125            N/A              N/A                      N/A        10-31-98 / 10-30-07
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Common Stock Options                   17.3125            N/A              N/A                      N/A        01-01-99 / 12-14-07
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Common Stock Options                  18.15625            N/A              N/A                      N/A        01-28-01 / 01-27-10
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Common Stock Options                  26.84375            N/A              N/A                      N/A        01-17-02 / 01-16-11
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Common Stock Options                     31.30            N/A              N/A                      N/A        01-02-03 / 01-01-12
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Stock Purchase Agreement (2)             28.30            N/A              N/A                      N/A        04-01-03 / 04-01-06
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Stock Purchase Agreement (3)             36.12            N/A              N/A                      N/A        04-01-03 / 04-01-07
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
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          7. Title/Amt.             8. Price of        9. Number          10. Owner-        11. Nature
                of                   Derivative        of Deriv-          ship Form         of Indirect
           Underlying                Security            ative                of            Beneficial
           Securities                (Instr. 5)        Securities         Derivative        Ownership
          (Instr 3 & 4)                               Beneficially        Securities        (Instr. 4)
                                                        Owned at         Beneficially
                                                         End of            Owned at
                                                         Month              End of
           Title/Amt.                                  (Instr. 4)           Month
         or # of shares                                                   (Instr. 4)
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
Common Stock Options/  19,730           N/A                 19,730            D
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Common Stock Options/  7,398            N/A                  7,398            D
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Common Stock Options/  37,500           N/A                 37,500            D
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Common Stock Options/  26,250           N/A                 26,250            D
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Common Stock Options/  10,000           N/A                 10,000            D
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Common Stock Options/  10,000           N/A                 10,000            D
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Common Stock Options/  10,000           N/A                 10,000            D
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Stock Purchase Agreement/ 19,373        N/A                 19,373            D
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Stock Purchase Agreement/ 10,910        N/A                 10,910            D
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

Explanation of Responses:

*   If the form is filed by more than one reporting person, see Instruction
    4(b)(v).

** Intentional misstatements or ommissions of facts constitute Federal Criminal Violations.
    See 18 U. S. C. 1001 and 15 U. S. C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space provided is insufficient, See instruction 6 for procedure.

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2006, Mr. Levin will make purchases of LNR common stock. These purchases will total 19,373 shares.

(3) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2003 through 2007, Mr. Levin will make purchases of LNR common stock. These purchases will total 10,910 shares.


   /s/ David G. Levin                                   8/12/2002
   ----------------------------------------------------------------------
        ** Signature of Reporting Person             Date
   David G. Levin

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